Exhibit 99.1
ENCORE ENERGY PARTNERS LP
RATIO OF EARNINGS TO FIXED CHARGES
($ in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Income (loss) before income taxes	$96,117	$(2,820)	$55,204	$(3,027)
Adjustments:
Add fixed charges:
Interest expense	1,767	4,873	5,316	11,681
Rental expense attributable to interest	57	36	186	126

Total fixed charges	1,824	4,909	5,502	11,807

Adjusted earnings	$97,941	$2,089	$60,706	$8,780

Ratio of earnings to fixed charges (a)	53.7	0.4	11.0	0.7

(a)	For the three and nine months ended September 30, 2007, earnings as defined were inadequate to cover fixed charges as defined by $2.8 million and $3.0 million, respectively.